Exhibit 4.6

(Unofficial English translation from Hebrew original)

EMPLOYMENT CONTRACT

Made and Signed in Tel Aviv on 26th December, 2007

Between:              Mazor Surgical Technologies Ltd
Public Company 513009043
7 Ha’Eshel Street, Caesarea Industrial Area 30889
(hereinafter – the “Company”)
of the one part
And:                       Jonathan Adereth
Identity No. 007561137
of 47 Hof Ha’Shenhav Street, Haifa 34980
(hereinafter – the “Employee” or “Chairman of the Company Board of Directors” or “Chairman”)
of the other part

Whereas
the Company wishes you to serve as Chairman of the Company’s Board of Directors, subject to receipt of the approvals required pursuant to the Companies Law, 5759-1999 (hereinafter – the “Companies Law”); and

Whereas	you have expressed your consent to serve as Chairman of the Company’s Board of Directors; and

Whereas	the parties wish to put your appointment as Chairman of the Company’s Board of Directors, including the terms of your service, in writing, all as provided below;

accordingly, it is warranted, provided and agreed between the parties as follows:

1.	Recitals and the position

1.1.	The recitals and annex to this Contract constitute an integral part thereof and shall be read as one with its other sections.

1.2.	The section headings herein are for convenience and location purposes only and shall not be used in the interpretation hereof.

1.3.
As Chairman of the Company’s Board of Directors, the Company expects you to participate in and conduct all the meetings of the Company’s board of directors and board of directors’ committees (on which you are appointed to serve), and to act for the advancement and implementation of the Company’s business strategy, as required of you from time to time, in accordance with the Company’s requirements. Acceptance of the appointment as Chairman of the Company’s Board of Directors is tantamount to your confirmation that you are prepared to devote your time and energy to meeting the Company’s expectations and the requirements of the law in connection with your service as director of a public company.

1.4.
In the scope of your service as aforesaid, you shall devote no less than one and a half days a week for the purpose of filling your position and advancing the Company’s interests and objects, as determined by the Company’s board of directors, including assistance with determining the Company’s strategy, current advice and assistance with overseeing the Company’s transactions.

1.5.
The parties hereby warrant that the Employee’s position is one requiring a special degree of personal trust within the meaning of such expression in section 30(a)(5) of the Hours of Work and Rest Law, 5711-1951, and that the provisions of this Law shall not apply to the Employee’s engagement by the Company.

1.6.
This Contract is personal and special and regulates the relationship between the Company and the Employee; accordingly, the Employee shall not be governed by any general and/or special collective agreement.

2.	The consideration

Subject to receipt of the approvals required pursuant to the Companies Law, the Company shall pay you the following payments:

2.1.	Monthly salary

The Company shall pay you a monthly salary such that the cost of your employment with the Company (including all the benefits and social terms due to pursuant to the law) shall be in an amount equal to NIS 30,000 (thirty thousand new shekels) a month, as of the date on which your service as Chairman of the Company’s Board of Directors commences. After the end of a period of six (6) months from the date of your service’s commencement, the Company shall discuss with you the salary that shall be paid to you for your continued service as Chairman of the Company’s Board of Directors, including the possibility of a reduction in the monthly salary in consideration for another designated compensation, subject to compliance with the goals set by the Company’s board of directors. For the sake of good order, it is expressed that any change in the salary paid to you shall be subject to the approval of the audit committee, the board of directors and the general meeting of the Company, which shall be convened by no later than February 2009.

2.2.	Social terms

2.2.1.	Leave. The Employee shall be entitled to leave as prescribed in the law. The Employee shall at no stage be entitled to the accrual or redemption of leave.

2.2.2.	Sick leave. The Employee shall be entitled to sick leave as prescribed in the law. The sick leave may not be redeemed.

2.2.3.	Convalescence pay. The Employee shall be entitled to convalescence pay in accordance with the provisions of the law.

2.3.	Options

In addition, the Company shall grant you options to purchase 40,000 ordinary shares of the Company, of NIS 0.01 n.v. each (hereinafter – the “Options”). Each option may be exercised into one ordinary share of the Company against payment to the Company of an exercise price of NIS 12.40.

The Options shall be granted to you in the scope of the Company’s options plan, as applicable to the Company’s directors, and in accordance with the terms and conditions thereof, as detailed in the letter of grant of options that shall be furnished to you on receipt of the approvals required pursuant to the law, including the approval of the Company’s general meeting and the approval of the Tel Aviv Stock Exchange Ltd.

2.4.	Overseas traveling expenses

The Company shall reimburse you for your reasonable expenses in connection with overseas trips taken by you in the scope of your position as Chairman of the Board of Directors, provided that these expenses in respect of each trip were approved in advance and in writing by the Company, and subject to the furnishing of suitable receipts.

2.5.
The consideration specified in this section 2 above is the full consideration to which you shall be entitled in connection with your service as Chairman of the Company’s Board of Directors, and is subject to receipt of the approvals required pursuant to the Companies Law.

3.	Confidentiality

3.1.
Without derogating from your duties pursuant to the law, you hereby undertake to keep the Company’s trade secrets absolutely confidential and to refrain from any use, conveyance, disclosure or transfer of all or some of the Company’s trade secrets to any third party, directly or indirectly, in Israel or overseas, save in the context of an engagement with the Company and in accordance with the Company’s approval. This undertaking shall apply to you during the period of your service as a director of the Company and at any time thereafter.

3.2.	On the termination of your service as a director, you shall give the Company any confidential information and/or other property of the Company that is in your possession, including all copies thereof.

4.	The period of the Contract

4.1.	Subject to the provisions of section 4.2 below, this Contract shall come to its end together with termination of the Chairman’s service as Chairman of the Company’s Board of Directors.

4.2.	It is hereby agreed that each party may notify the other party of the Contract’s termination on at least 30 days’ notice.

5.	Condition precedent

A condition precedent for the entry of this Contract into force is receipt of approval for the Company to enter into this Contract from the audit committee, the board of directors and the general meeting of the Company’s shareholders, such being by no later than 1st April 2008.

6.	Miscellaneous

6.1.
This Contract exhausts everything agreed between the parties, and any negotiations, warranty, representation, undertaking or consent made, if made, in writing or orally, expressly or impliedly, between the parties prior to the execution hereof shall not be of any effect.

6.2.
It is warranted that the Employee shall bear all the taxes and/or other compulsory payments applicable to him in respect of all the amounts paid to him pursuant hereto and in respect of all the benefits granted to him, and that the Company shall deduct from his salary any tax and/or other compulsory payment the deduction of which is required pursuant to any law, unless expressly provided otherwise in this Contract.

6.3.
No alteration of this Contract shall be valid, and none of its conditions may be altered, other than by a written document bearing the parties’ signature. For the avoidance of doubt, it is hereby expressed that none of the conditions of this Contract may be altered by way of conduct, practice and the like.

6.4.
Notices pursuant hereto shall be delivered in writing to the parties’ addresses as set forth in the recitals, unless any party gives notice of a change of address in accordance with this Contract’s provisions. Any notice sent by registered mail by one party to another, in accordance with the aforesaid address, shall be deemed to have been received by the addressee within 72 hours of being mailed in Israel, if delivered by hand – at the time of its delivery, and if sent by facsimile – after its successful transmission.

IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

Mazor Surgical Technologies Ltd.
By: /s/ Ori Hadomi
Name: Ori Hadomi
Title: Chief Executive Officer

Chairman of the Company Board of Directors
/s/ Jonathan Adereth Jonathan Adereth